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                             May 13, 2021

       Lisa R. Cohn
       President, General Counsel and Secretary
       Apartment Income REIT Corp.
       4582 South Ulster Street, Suite 1700
       Denver, Colorado 80237

                                                        Re: Apartment Income
REIT Corp.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted May 5,
2021
                                                            CIK No. 0001820877

       Dear Ms. Cohn:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              P. Michelle Gasaway